Exhibit 14

Semtech Corporation

Code of Conduct

Semtech Corporation is committed to the highest standards of ethical business conduct. All directors, officers and employees of the Company and its worldwide subsidiaries are expected to abide by this Code of Conduct (“Code”) as well as all other Semtech policies, procedures, and business conduct standards set forth in the employee handbook or issued separately, such as policies regarding non-discrimination, confidentiality, and insider trading.

A violation of this Code may result in disciplinary action, up to and including termination of your employment. Disciplinary action also may apply to a supervisor who directs or approves improper actions, or who is aware of those actions but does not act appropriately to correct them. Violations of this Code may also constitute violations of law which may expose you, your supervisor, and the Company to criminal or civil penalties.

All Semtech directors, officers, and employees are expected to

•	Abide by all applicable laws, rules and regulations in the locations where the Company operates and that otherwise govern the Company’s business, including Nasdaq listing standards.

•	Act with honesty and integrity in carrying out the Company’s business

•	You must use your best efforts to deal fairly with the Company’s customers, suppliers, competitors and employees.

•	You must not knowingly misrepresent material facts about the Company’s products or make false, deceptive or disparaging claims or comparisons about competitors or their products.

•	You must take all reasonable measures to protect the confidentiality of the Company’s non-public information and the non-public information entrusted to the Company by its suppliers and customers. You must not use confidential information for personal advantage.

•	You may never harass or retaliate against anyone for reporting a concern about unethical conduct.

•	Avoid actual or apparent conflicts between personal interests and Company interests

•	You may not, without prior written approval, be employed by, or contract or consult with, any of the Company’s customers, suppliers or competitors or engage in outside business activities that compete with the Company’s interests.

•	You may not engage in transactions on behalf of the Company with any member of your family or any entity in which you or a member of your family has a substantial beneficial interest.

•	You may not divert from the Company, for your own benefit or otherwise, any business opportunity that belongs to the Company or is discovered through the use of Company property, information, or position.

•	You may not hold a financial interest in any of the Company’s customers, suppliers or competitors unless it is a publicly traded company. If the company is publicly traded, you may hold up to 1% of its shares without obtaining Semtech’s advance approval. Any permitted investment must not involve the use of confidential or proprietary information, such as confidential information you might obtain due to Semtech’s business relationship with the other company.

•	Support full, fair, accurate, timely and understandable disclosures in the Company’s public communications, including reports and documents filed with or submitted to the Securities and Exchange Commission (“SEC”)

•	If you are responsible for maintaining the Company’s financial records or other records, such as quality or personnel records, you must ensure that all transactions are recorded accurately and completely and supported by reasonably detailed documentation. Semtech does not tolerate intentionally false or misleading recordkeeping.

•	If you are responsible for maintaining the Company’s financial records or preparing its financial reports, you must do so in good faith and with due care in accordance with generally accepted accounting practices, without misrepresenting material facts or allowing your independent judgment to be subordinated.

•	You must cooperate fully with those responsible for preparing a Company report to be filed with the SEC or any other governmental or regulatory agency, or a document or communication that will be otherwise publicly disseminated by the Company. If you are called upon to provide information, you must give a prompt, complete, and accurate response. You may not knowingly misrepresent or omit material facts.

•	You must notify the Chief Financial Officer (“CFO”), Chief Executive Officer (“CEO”) or the Corporate Counsel in writing, or notify the Audit Committee (“Audit Committee”) of the Board of Directors (“Board”) if you become aware of any breach or failure of the Company’s internal controls over financial reporting or if you become aware of any omission, inaccuracy or falsification in any Company financial record or report or any information supporting a financial record or report.

•	You must not take any action, directly or indirectly, to unduly or fraudulently influence, coerce, manipulate, or mislead persons preparing the Company’s financial statements or conducting any internal or independent review or audit of the Company’s records, accounts, internal controls or financial statements.

In the case of the CEO, the CFO, the Chief Operating Officer, and Directors, approval means approval by the Audit Committee. In all other cases, approval means approval by the CEO or CFO. If determined to be in Semtech’s best interests, the Company may at any time rescind a previously given approval.

If you have a question about this Code or are unclear about a particular course of action, you should contact the Vice President of Human Resources or the Legal Department. If you believe, in the exercise of reasonable judgment after a review of the facts, that a violation of this Code has occurred, you have a duty to promptly report your concern either to your supervisor or manager, to a manager higher up in your business unit, to the Vice President of Human Resources, to the Legal Department, or by using the confidential reporting system (“hotline”). You may contact the hotline anonymously. Reports to the hotline will be fielded initially by trained consultants who are not Company employees. Reports to the Audit Committee under this Code should be made by using the hotline.

If you request guidance or report questionable behavior or a compliance concern, the Company will endeavor to handle the matter discretely and make every effort, within the limits allowed by law, to maintain confidentiality while fulfilling its obligation to make an adequate review. You will not be subject to retaliation for good faith reporting of a suspected violation of the Code, but you can not become exempt from the consequences of your own action or inaction by reporting it. Generally, prompt and forthright disclosure of an error or wrongdoing will be considered a positive action and will be considered in determining the discipline to be imposed.

In the case of an alleged violation by an executive officer or director or matters involving accounting, internal accounting controls or auditing, the Audit Committee is responsible for determining whether a violation has occurred. The Audit Committee is responsible for determining the appropriate disciplinary actions to be taken in matters involving an executive officer or director. The CEO, or a person designated by the CEO, is responsible for these functions with respect to other employees.

Disciplinary actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, and shall include written notice to the individual involved that a violation has been determined, censure by the Board or CEO, demotion or re-assignment of the individual involved, suspension with or without pay or benefits and termination of the individual’s employment. In determining what action is appropriate in a particular case, all relevant information shall be taken into account, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

Any waiver of this Code for Directors or executive officers may be made only by the Board and will be promptly disclosed to shareholders along with the reasons for the waiver. Waivers for other personnel may be granted by the CEO or CFO.

This Code of Conduct is Semtech’s written code of ethics under Nasdaq Rule 4350(n) and Securities and Exchange Commission Regulation S-K Item 406. This Code may be amended from time to time by the Board. Amendments will be promptly disclosed to shareholders.

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